Schedule 13D                                                        Page 1 of 6


SEC          Potential persons who are to respond to the collection of
1746 (2-98)  information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                UNITED STATES                    -------------------------
                      SECURITIES AND EXCHANGE COMMISSION               OMB APPROVAL
                             Washington, D.C. 20549              OMB Number: 3235-0145
                                                                 Expires: October 31, 2002
                                 SCHEDULE 13D                    Estimated average burden
                                                                 hours per response...14.9
                                                                 --------------------------

                   Under the Securities Exchange Act of 1934
                             (Amendment No.   )*


                              GIANT GROUP, LTD.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                     Common Stock PAR Value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


--------------------------------------------------------------------------------
                                (CUSIP Number)

       Gary Koncikowski PO Box 751, Lake George, NY 12845 (518) 668-5190
--------------------------------------------------------------------------------
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                April 9, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 'SS''SS'240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         See 'SS'240.13d-7 for other parties to whom copies are to be sent.


        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D                                               Page 2 of 6

CUSIP No.
          -------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
                       Gary S. Koncikowski    ###-##-####
     ..............................................................
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) ..........................................................
     (b) ..........................................................
-------------------------------------------------------------------------------
3.   SEC Use Only..................................................
-------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)   PF
-------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6.   Citizenship or Place of Organization        US
-------------------------------------------------------------------------------
   Number of        7.   Sole Voting Power             186,800
    Shares          -----------------------------------------------------------
 Beneficially       8.   Shared Voting Power           -0-
   Owned by         -----------------------------------------------------------
     Each           9.   Sole Dispositive Power        186,800
   Reporting        -----------------------------------------------------------
  Person With       10.  Shared Dispositive Power      -0-
-------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person  186,800
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions).................................................
-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)    5.92%
-------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions) IN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

Item 1. SECURITY AND ISSUER

    This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of GIANT GROUP, LTD., (the "Company"), the principal business address which is located at 9440 Santa Monica Boulevard, Suite 407, Beverly Hills, California 90210.

Item 2. IDENTITY AND BACKGROUND

    (a) Gary Koncikowski

    (b)-(c) Gary Koncikowski is a private investor and lives at 2974 Lakeshore Drive, Lake George, NY, 12845.

    (d) During the past five years, Gary Koncikowski has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

    (e) During the past five years, Mr. Koncikowski has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) Gary Koncikowski is a U.S. citizen.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Gary Koncikowski acquired 186,800 shares (the "Shares") of
GIANT GROUP LTD. through open market transactions on the NASDAQ.

Item 4. Purpose of Transaction.

    Gary Koncikowski acquired the Shares for investment purposes.

    He has no present intention to engage in any other transactions referred to in Paragraphs (a) through (j) of this Item, except that he may, either singly or with others, acquire additional securities of the Company or dispose of all or part of the Shares, in open market or privately negotiated transactions, depending upon market conditions and other investment considerations.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

    (a) Gary Koncikowski owns 186,800 shares of common stock representing 5.92% of the issued and outstanding shares of common stock.

    (b) Gary Koncikowski has the sole power to vote and the sole power to dispose or to direct the disposition with respect to the 186,800 shares of Common Stock.

    (c)-(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Not applicable.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

    None.

                                     SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

                                                               Gary Koncikowski
                                                           --------------------
                                                               Gary Koncikowski

Dated: April 18, 2001



                       STATEMENT OF DIFFERENCES

The section symbol shall be expressed as ...............................'SS'